MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

March 11, 2020

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on Pre-Effective Amendment #1 to the two N-14 filings (the “Proxy Statements/Prospectuses”) for MainStay Funds Trust (the “Registrant”)

(SEC File Nos. 333-235813 and 811-22321); and (SEC File Nos 333-235812 and 811-22321)

Dear Mr. Cowan:

This letter responds to comments provided by you electronically on March 3, 2020 and telephonically by Mr. Jason Fox on March 5, 2020 with respect to the Proxy Statements/Prospectuses. The Proxy Statements/Prospectuses were filed with the Securities and Exchange Commission on March 2, 2020 and relate to the following proposed mergers: (i) MainStay Cushing Renaissance Advantage Fund with and into MainStay CBRE Global Infrastructure Fund; and (ii) MainStay Cushing Energy Income Fund with and into MainStay CBRE Global Infrastructure Fund. On behalf of the Registrant, your comments and our responses thereto are provided below. A Pre-Effective Amendment #2 to each Proxy Statement/Prospectus (the “Amendments”) was filed with the Securities and Exchange Commission on March 11, 2020.

All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus, except as otherwise defined herein.

Global Comments

Comment 1: Please clarify that it is actually the Acquired Fund that is paying the reorg costs, not the "Funds" which is defined earlier as the Acquired Fund and the Acquiring Fund (together, the “Funds”). Also, specify the rationale for Acquired Fund bearing the costs of the reorganization.

Response: We have made the requested edit.

Comment 2: Please review and revise the numbers provided in the four Expense Example tables.

Response: We have reviewed these numbers and made the necessary corrections.

Comment 3: In the Statement of Additional Information, update the net assets of the Acquired Fund to as of January 31, 2020.

Response: We have made the requested edit.

Comment 4: In the Statement of Additional Information, revise the disclosure to indicate that the Acquiring Fund has no capital loss carryforwards as of its latest fiscal year end of October 31, 2019.

Response: We have made the requested edit.

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant and NYLIFE Distributors LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Amendments be accelerated so that each Amendment will become effective on March 13, 2020, or as soon as practicable thereafter.  The Registrant and the Distributor are aware of their obligations under the Act.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely, /s/ Thomas C. Humbert Jr. Thomas C. Humbert, Jr. Assistant Secretary NYLIFE Distributors LLC /s/ Brian Wickwire Brian Wickwire Chief Operating Officer